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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

Embraer delivered 33 commercial jets and 36 executive jets (24 light / 12 large) in 4Q18, and in 2018 delivered 90 commercial jets and 91 executive jets (64 light / 27 large);

The Company’s firm order backlog increased to US$ 16.3 billion at the end of 4Q18, including contracts of the Services & Support segment, up from the US$ 13.6 billion reported at the end of 3Q18;

Revenues in 4Q18 were US$ 1,670.9 million and for fiscal year 2018 were US$ 5,071.1 million, in line with the Company’s revised outlook of US$ 5.1 billion disclosed on January 16, 2019;

Adjusted EBIT and adjusted EBITDA excluding special items were US$ 42.5 million and US$ 108.1 million, respectively, in 4Q18, yielding adjusted EBIT margin of 2.5% and adjusted EBITDA margin of 6.5%. Adjusted EBIT and adjusted EBITDA exclude a US$ 61.3 million special item in 4Q18 related to an impairment in the Executive Jets segment;

For 2018, adjusted EBIT and adjusted EBITDA were US$ 223.8 million and US$ 473.7 million, respectively, excluding US$ 188.5 million in total special items. The Company’s 2018 adjusted EBIT margin was 4.4% and adjusted EBITDA margin was 9.3%, below the initial outlook published in early 2018 but in line with the updated guidance published in mid-January 2019;

4Q18 Net loss attributable to Embraer shareholders and Loss per ADS were US$ (18.1) million and US$ (0.10), respectively. Adjusted net loss (excluding deferred income tax and social contribution and special items) for 4Q18 was US$ (6.6) million, with Adjusted loss per ADS of US$ (0.04). Embraer reported adjusted net loss in 2018 of US$ (54.2) million, for an adjusted loss per ADS of US$ (0.30);

Embraer generated Free cash flow of US$ 422.0 million in 4Q18, finishing 2018 with an adjusted free cash flow usage of US$ 127.5 million, slightly better than the updated outlook from mid-January. The Company finished the year with total cash of US$ 3,207.8 million and total debt of US$ 3,647.7 million, yielding net debt of US$ 439.9 million versus net debt of US$880.5 million at the end of 3Q18;

The Company reaffirms all aspects of its 2019 guidance disclosed to the market on January 16, 2019.

Main financial indicators1

1 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (21.7) million in 4Q17, US$ (49.8) million in 4Q18 and US$ (7.8) million in 3Q18. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ (58.4) million in 4Q17 and US$ (61.3) million in 4Q18. There were no special items recognized in 3Q18.

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São Paulo, Brazil, March 14, 2019 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2018 (4Q18), September 30, 2018 (3Q18) and December 31, 2017 (4Q17), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUES and gross margin

During 4Q18, Embraer delivered 33 commercial and 36 executive aircraft (24 light jets and 12 large jets), for a total of 90 commercial and 91 executive aircraft (64 light and 27 large) delivered in 2018. Deliveries of commercial jets were within the Company’s stated guidance range of 85 to 95 deliveries for 2018, while executive jet deliveries were below guidance of 105 to 125 total jet deliveries for the year. Global market conditions for executive jets, although gradually improving, continued to recover more slowly than expected. In addition, Embraer’s increased focus on improving profitability and price preservation, as well as the recent launch of the new midsize/super midsize executive jets (Praetors), which will begin delivering in 2019, led the Company to adopt a more cautious approach toward deliveries in 2018. In 2017, total commercial jet deliveries totaled 101 aircraft and total executive jet deliveries totaled 109 aircraft (72 light and 37 large).

Consolidated revenues of US$ 1,670.9 million in 4Q18 represented a 3.5% year-over-year decline, with revenue growth in the Commercial Aviation and Services & Support segments offset by declines in the Company’s remaining segments. For the full year 2018, Embraer’s consolidated revenues totaled US$ 5,071.1 million versus US$ 5,859.4 million reported in 2017, driven by lower deliveries in the Commercial Aviation and Executive Jets segments as well as lower revenues in the Defense & Security segment, which was negatively impacted by the cost base revision for the KC-390 contract in 2Q18, resulting from the incident involving prototype 001 in May 2018. These declines were only partially offset by 6.4% revenue growth in the Services & Support segment, which finished 2018 with US$ 980.8 million in revenues.

The Company’s reported gross margin of 14.1% in 4Q18 represented a decline compared to the 20.0% reported in 4Q17, driven principally by lower gross margin in Commercial Aviation on unfavorable mix and in the Defense & Security segment on additional cost base revisions on the KC-390 development contract. For fiscal year 2018, Embraer’s gross margin was 15.1%, representing a decline from the 18.7% reported in 2017 mainly due to lower gross margin in the Company’s Commercial Aviation and Defense & Security segments. The Executive Jets segment reported an increase of more than 500 basis points in its gross margin for 2018 as compared to 2017, while the Services & Support segment had relatively stable gross margins in 2018.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 4Q18 were US$ (18.8) million and -1.1%, respectively, down from EBIT of US$ 62.7 million and EBIT margin of 3.6% in 4Q17. For the full year, EBIT as reported in 2018 was US$ 35.3 million as compared to US$ 341.9 million in 2017, yielding as-reported EBIT margins of 0.7% in 2018 and 5.8% in 2017.

The reported quarterly and annual results include several special items that impacted operating results in both the current and year-ago periods. Regarding the quarterly results comparison, 4Q18 operating income included a US$ 61.3 million impairment charge in the Executive Jets segment, while 4Q17 operating results included a net negative non-recurring impact of US$ 54.5 million, comprised of 1) US$ 3.1 million in expenses related to taxes on remittances for payments following the FCPA investigation, 2) US$ 8.7 million of impairments in the Defense & Security segment, 3) US$ 54.2 million of impairments in the Executive Jets segment, and 4) a positive impact of US$ 11.5 million from special items related to Republic Airways.

Excluding these special items, 4Q18 adjusted EBIT and EBIT margin were US$ 42.5 million and 2.5%, respectively. This compares to 4Q17 adjusted EBIT of US$ 117.2 million and adjusted EBIT margin of 6.8%. The reduction in quarterly adjusted EBIT and adjusted EBIT margin is due to a combination of the aforementioned decline in gross margin and lower revenues leading to a decline in fixed cost absorption.

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Full year 2018 results included a non-recurring net negative impact of US$ 188.5 million, as outlined in the table below, related to cost base revisions in 2Q18 resulting from the incident with the KC-390 and an impairment in the Executive Jets segment in 4Q18. The Company’s reported operating results in 2017 also included several special items, which had a net negative impact of US$ 56.3 million. Excluding these items, Embraer reported adjusted EBIT of US$ 223.8 million in 2018, yielding an adjusted EBIT margin of 4.4%. This compares with adjusted EBIT of US$ 398.2 million and adjusted EBIT margin of 6.8% in 2017. The Company’s lower revenues, in large part driven by lower aircraft deliveries, led to lower fixed cost absorption during 2018, thus resulting in lower adjusted EBIT margin. The adjusted EBIT and adjusted EBIT margins for 2018 were below the Company’s guidance for 2018 of US$ 270 – 355 million and 5.0 – 6.0%, respectively, as previously announced in January prior to Embraer’s analyst and investor event on January 16, 2019.

Administrative expenses for 4Q18 were US$ 52.5 million, slightly up from the US$ 49.0 million reported in 4Q17, and for fiscal year 2018 administrative expenses totaled US$ 182.6 million compared to 2017 administrative expenses of US$ 179.1 million. Selling expenses increased from US$ 85.7 million in 4Q17 to US$ 88.2 million in 4Q18, while for the full year selling expenses declined, from US$ 315.9 million in 2017 to US$ 304.2 million in 2018, on efficiencies gained principally in the Company’s Services & Support segment. Research expenses of US$ 17.5 million in 4Q18 were flat compared to the prior year’s period, and were slightly lower for the full year in 2018 at US$ 46.1 million compared to US$ 49.2 million in 2017.

Other operating income (expense) net as reported in 4Q18 was expense of US$ 96.5 million compared to an expense of US$ 132.6 million in 4Q17. For 2018, other operating income (expense) net in 2018 was US$ 199.4 million of expense versus US$ 210.4 million of expense in 2017. Most of the special items mentioned above are recognized in this line item of the income statement. Excluding these non-recurring impacts, other operating income (expense) net in 4Q18 was an expense of US$ 35.2 million compared to US$ 78.1 million of expense in 4Q17. For the full year other operating income (expense), net excluding special items was an expense of US$ 138.1 million, representing an improvement compared to the expense (excluding special items) of US$ 154.1 million registered in 2017.

net income

Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS for 4Q18 were US$ (18.1) million and US$ (0.10) per share, respectively, bringing total 2018 Net income (loss) attributable to Embraer shareholders and Earnings (Loss) per ADS to US$ (178.2) million and US$ (0.97) per share, respectively.

Adjusted net income (loss), excluding deferred income tax and social contribution and excluding the total after-tax impacts of the special items described above, was US$ (6.6) million in 4Q18 as compared to US$ 76.5 million in 4Q17. For the full year, adjusted net income (loss) excluding deferred income tax and social contribution and excluding the total after-tax impact of special items was US$ (54.2) million in 2018 and US$ 312.9 million in 2017. Adjusted net income (loss) attributable to Embraer shareholders was negatively impacted by lower operating results in addition to higher net financial expenses. The higher net financial

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expenses are largely due to our current net debt position and lower financial income from our cash and equivalents, in addition to higher net financial expenses recognized on the Company’s residual value guarantee (RVG) portfolio. Adjusted earnings (loss) per ADS excluding special items was US$ (0.04) in 4Q18 (versus US$ 0.42 in 4Q17) and US$ (0.30) in 2018 (versus US$ 1.70 in 2017).

monetary balance sheet accounts and other measures

Embraer finished fiscal year 2018 with a net debt position of US$ 439.9 million, compared to the net debt position of US$ 880.5 million at the end of 3Q18. The Company’s lower net debt position is a result of the Company’s significant free cash flow generation during 4Q18 in addition to the payment of debt during the period, as explained further below. Embraer’s total loans position at the end of 2018 was US$ 3,647.7 million, declining US$ 374.9 million from the total loans position reported at the end of 3Q18.

Adjusted net cash generated by operating activities net of adjustments for financial investments was US$ 568.8 million in 4Q18 and adjusted free cash flow for the quarter was US$ 422.0 million. This compares to adjusted net cash generated in operating activities net of financial investments of US$ 603.6 million and adjusted free cash flow of US$ 402.2 million in 4Q17. The principal factor explaining the higher free cash flow generation in 4Q18 was lower capex and development spending as compared to 4Q17. In 2018, adjusted free cash flow was US$ (127.5) million, compared to adjusted free cash flow of US$ 364.6 million in 2017, with the reduction in free cash flow for the year due to lower operating results and higher inventory levels, following the Company’s more cautious approach to executive jet deliveries leading to a number of finished aircraft in inventory at the end of 2018. Adjusted Free cash flow for 2018 finished better than the Company’s revised guidance for a free cash flow usage of US$ (200) million, updated at Embraer’s investor event in mid-January, and was slightly below the Company’s original guidance for a usage of US$ (100) million announced at the beginning of 2018.

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Net additions to total PP&E for 4Q18 were US$ 56.6 million, versus US$ 76.3 million in net additions reported in 4Q17. Of the total 4Q18 additions to PP&E, CAPEX amounted to US$ 40.0 million, additions of aircraft available for or under lease was US$ 0.2 million, and additions of pool program spare parts was US$ 16.5 million. For the full year, the Company’s CAPEX amounted to US$ 97.8 million in 2018, compared to US$ 179.7 million in 2017. As previously communicated at the Company’s investor event in January, Capex for the year was below Embraer’s guidance for US$ 200 million of spending.

In 4Q18, Embraer invested a total of US$ 90.2 million in product development, principally related to the development of the E-Jets E2 commercial jet program, which continues to progress according to schedule. Development expenditures net of contributions from suppliers in the quarter were also US$ 90.2 million. For the full year, the Company’s net development expenditures totaled US$164.8 million, which ended 2018 at a lower level then Embraer’s initial outlook for spending of US$ 300 million. It is important to note that the lower capex and development spending levels in 2018 did not negatively impact any of Embraer’s ongoing projects, which all continue to progress according to plan.

The Company’s total debt decreased US$ 374.9 million to US$ 3,647.7 million at the end of 4Q18 compared to US$ 4,022.6 million at the end of 3Q18. Short-term debt at the end of 4Q18 was US$ 179.3 million and long-term debt was US$ 3,468.4 million. The average loan maturity of the Company’s debt at the end of 4Q18 was 5.5 years. The cost of Dollar denominated loans at the end of 4Q18 was stable at 5.27% p.a., while the cost of realdenominated loans declined to 2.47% p.a. at the end of 4Q18.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 4Q18 declined to 1.00 vs. 1.36 at the end of 3Q18. At the end of 4Q18, 8% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q18, 86% was denominated in US Dollars.

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Complementing its strategy to mitigate exchange rate risks, the Company entered into certain financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For 2019, around 55% of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 3.43. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 4.10.

operational balance sheet accounts

During 4Q18, the Company generated cash via its working capital accounts, as is generally the case as aircraft deliveries are historically weighted in the fourth quarter. Inventories declined by US$ 283.8 million during 4Q18 to US$ 2,507.0 million, as the Company delivered 37% of its total 2018 commercial jet deliveries and 40% of its total executive jet deliveries during the fourth quarter. That said, Embraer’s inventory balance was US$ 358.3 million higher at the end of 4Q18 as compared to the balance at the end of 4Q17, largely due to executive jet deliveries finishing 2018 at a lower level than production for the year. The Company expects that a significant portion of finished executive jets will be sold over the course of 2019, thus benefiting cash generation during 2019. Trade accounts receivable and contract assets also declined during 4Q18 and ended the quarter at US$ 676.0 million versus the US$ 899.7 million balance registered at the end of 3Q18. Contract liabilities (consisting of the former accounts advances from customers and unearned income) increased from US$ 1,086.4 million at the end of 3Q18 to US$ 1,243.6 million at the end of 4Q18. Somewhat offsetting these positive impacts was a decrease in trade accounts payable, from US$ 958.1 million at the end of 3Q18 to US$ 892.1 million at the end of 4Q18.

Intangibles increased slightly, from US$ 1,894.8 million at the end of 3Q18 to US$ 1,898.8 million, and property, plant, and equipment ended 4Q18 at US$ 1,964.7 million, compared to US$ 1,985.0 million at the end of 3Q18.

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Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 4Q18 at US$ 16.3 billion.

segment Results

The Commercial Aviation segment represented 50.2% of consolidated revenues in 4Q18 versus 38.1% of revenues in 4Q17, as the segment’s deliveries increased on a year-over-year basis, from 23 jets to 33 jets. The portion of Executive Jets revenues fell from 35.0% in 4Q17 to 27.4% in 4Q18, on a year-over-year revenue decline of 24.6% driven by lower deliveries. The Defense & Security segment reported a 51.7% decrease in revenues in 4Q18 as compared to 4Q17, and its portion of total Company revenues fell from 13.5% in 4Q17 to 6.7% in 4Q18. Revenues for Services & Support grew 13.5% year-over-year to US$ 253.0 million in the quarter, representing 15.1% of the Company’s consolidated revenues in 4Q18, compared to 12.9% in 4Q17. For fiscal year 2018, Commercial Aviation revenues represented 46.5% of the Company’s total, Executive Jet revenues were 21.8%, Defense & Security segment revenues comprised 12.1%, Services & Support segment revenues represented 19.3%, and Other segment revenues were 0.3% of the total.

Commercial Aviation

In 4Q18, Embraer delivered 33 commercial jets and in 2018 delivered 90 jets, as shown in the table below:

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During 4Q18, Embraer and the Spanish operator Binter Canarias signed a contract for up to five E195-E2s, of which three are firm orders and two are purchase rights. The deliveries will start in the second half of 2019, and the airline will become the first European operator of the largest member of the E2 family of jets.

In November, Embraer and American Airlines Inc. signed an additional firm order for 15 E175s configured at 76 seats. Deliveries will begin in 2020. Adding to the airline’s previous E175 orders, this new contract results in a total of 104 aircraft of this model ordered by American Airlines since 2013.

Embraer signed a firm order for three E190 jets with Nordic Aviation Capital (NAC), a leading global leasing company for regional aircraft. The order was included in Embraer's 4Q18 backlog.

Embraer and Azul Linhas Aéreas Brasileiras S.A. signed a contract for a firm order of 21 E195-E2 jets. This adds to the 30 E195-E2 jets ordered by the airline in 2015, and increases Azul's total firm order with Embraer to 51 E2 aircraft. Azul is the launch operator of the E195-E2 and will receive the first aircraft in 2019.

Embraer and Republic Airways, the world's largest E-Jet operator, signed a contract for a firm order of 100 E175 jets. Deliveries will begin in 2020. The contract also includes purchase rights for 100 additional E175 jets, with conversion options for the E175-E2, raising the order potential for up to 200 E-Jets. If all the purchase rights are exercised, the contract value would amount to US$ 9.38 billion at current list prices.

Also in 4Q18, Embraer announced the signature of a contract with the Government of Kiribati, in partnership with the national airline, Air Kiribati, with firm orders for two E190-E2 jets and two additional purchase rights. With deliveries scheduled for 2019, the E190-E2 will allow the airline of the Republic of Kiribati, located in the central Pacific, to fly longer domestic and international routes than currently carried out with its turboprop fleet.

Embraer also disclosed an additional order of nine E175 jets for SkyWest, a leading regional operator in the United States. Since 2013, the company has ordered a total of 158 E175 jets (including the last nine), expanding its current fleet of Embraer aircraft.

Closing the year, Embraer celebrated the delivery of E-Jet number 1,500, an E175 model, to Horizon Air, a wholly owned subsidiary of Alaska Air Group, Inc. By the end of 2019, Horizon will have a fleet of 26 E175s with another four aircraft scheduled for delivery during the year.

To promote the new generation of E2 Jets, Embraer performed an E2 World Demonstration Tour throughout the second half of the year. Nearly five months after the launch at the Farnborough Air Show in July 2018, the E190-E2 tour ended December in Dublin. The plane, with its striking image of a shark painted on the front, visited 68 cities in 39 countries. In all, 2,400 guests from 120 airlines flew on local flights that measured a total of 200,000 km (125,000 nm), equivalent to six times around the planet.

With a tight schedule, often in remote parts of the world like Nepal and Kiribati, the E2 performed flawlessly. It showed its extraordinary capabilities at several high-profile airports, including London City, with its short runway and steep approach requirement, and Lhasa Gonggar Airport at 3,570 m (11,713 ft) above sea level.

At the end of 4Q18, the backlog and cumulative deliveries for Commercial Aviation were as follows:

The Company’s Commercial Aviation segment represented roughly 59% of the total value of backlog reported at the end of 4Q18, with a value of US$ 9.7 billion in firm orders.

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Executive JETS

The Executive Jets segment delivered 24 light and 12 large jets, totaling 36 aircraft in 4Q18. Full year 2018 deliveries totaled 91 executive jets, compared to 109 jets delivered in 2017.

In 4Q18, the month of October marked Embraer’s presence at the National Business Aviation Association 2018 Business Aviation Conference and Exhibition (NBAA-BACE) in Orlando, FL. The company exhibited the Embraer Executive Jets portfolio and presented the following highlights:

The new Praetor 500 midsize and Praetor 600 super-midsize business jets were introduced during a company event at Orlando Executive Airport. The Praetor jets introduce unprecedented range into their categories. The Praetor 600 will be the farthest-flying super-midsize business jet, which allows nonstop flights between London and New York. The Praetor 500 will be the fastest midsize aircraft, capable of reaching Europe from the west coast of the U.S. with a single stop.

Three product enhancements were announced at NBAA. The first one was the availability of an Auto Throttle and Synthetic Vision System solution for customers of the Legacy 650 and Legacy 650E business jets. The second was the development of a new Supplemental Type Certificate (STC) for the installation of Gogo Avance L5 on Phenom 300 and Phenom 300E aircraft. And the third was the introduction of the Ground Power Mode (GPM) capability into the Phenom 300E light business jet for power independence in ground operations.

The Phenom 300, Legacy 450 and Legacy 500 jets had new speed records announced at NBAA. The Phenom 300 light jet set a new speed record on a flight from Melbourne, FL to Boston, MA, lasting 2 hours and 38 minutes. The medium cabin Legacy 450 set a new speed record on a transatlantic flight from Portland, ME to Farnborough, United Kingdom, lasting 6 hours and 5 minutes. The medium cabin Legacy 500 set four new speed records over the United States. The first record was set between Melbourne, FL and Seattle, WA, during a flight lasting 5 hours and 44 minutes. The second Legacy 500 speed record was between Seattle, WA and Anchorage, AK, and lasted 3 hours and 3 minutes. The third Legacy 500 speed record occurred on a flight between Aspen, CO and Orlando, FL, lasting 3 hours and 16 minutes. And the fourth record setting Legacy 500 flight took place between Melbourne, FL and Youngstown, OH, lasting 1 hour and 52 minutes.

The Executive Jets segment represented approximately 5% of the Company’s total backlog at the end of 4Q18 with a value of US$ 0.8 billion.

Defense & security

During 4Q18, the KC-390 program reached a mark of almost 2,000 flight hours in the test campaign, with aircraft number 003 completing its first flight in October. Embraer achieved another important milestone in the KC-390 program, with the arrival of the National Civil Aviation Agency (ANAC) Type Certificate for the aircraft. The production in the Company’s Gavião Peixoto facility continues to advance with assembly of aircraft numbers 004 through 009.

In the same period, four A-29 Super Tucanos were delivered to an undisclosed customer. The aircraft will be used for tactical and advanced training as well as light attack and ISR missions (intelligence, surveillance and reconnaissance). In the United States Air Force's Light Air Support Program (LAS), one A-29 Super Tucano aircraft was delivered. Also, a contract for 12 A-29 Super Tucanos was signed with the Air Force of Nigeria, with deliveries to start in the first quarter of 2020.

With respect to special transport aircraft, two Phenom 100 aircraft were sold to an unidentified customer, expected to be delivered in the second half 2019.

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In October, the Gripen E fighter successfully completed the first tests to verify its ability to release and launch external payloads.

During 4Q18, Atech modernized Brazil’s Aeronautical Messaging System (AMHS) and implemented the platform for evaluation and simulation of the new Aeronautical Communications Network (ATN-BR). In the defense market, the first mobile air and ground surveillance centers were delivered to a country in North Africa. In the same period, the contract for modernization of the E-99 surveillance aircraft for the Brazilian Air Force (FAB) was resumed. Atech also signed important contracts during the quarter, among them LABGENE’s term of delivery extension and the implementation of the centralized flight plans in Brazil.

By the end of 2018, Savis had completed more than 70% of the SISFRON border monitoring project, providing several additional operational capabilities, including the deployment of electronic warfare systems that were developed and manufactured by Embraer.

The Defense & Security segment backlog ended 4Q18 at a value of US$ 3.9 billion, or roughly 24% of the Company’s total.

services & support

In the fourth quarter, during the MRO Europe event, Embraer Services & Support signed several relevant contracts. TransStates Airlines joined the Embraer Collaborative Inventory Planning (ECIP) program. Under this program, Embraer will assume the planning and repositioning of a significant portion of the parts inventory for ERJ145 jets operated by TransStates. Air Peace, Nigeria’s leading privately-owned commercial airline, signed a contract for services and support for its fleet of six ERJ145 jets, with coverage of more than 250 components and parts. Also, Western Air, of the Bahamas, entered the Company’s programs for pool spare parts and maintenance to support its fleet of ERJ145 aircraft. The airline recently purchased three ERJ145 jets, becoming the first operator of the type in the country.

The value of Services & Support contracts in the Company’s backlog ended 4Q18 at a value of US$ 1.9 billion, representing approximately 12% of the total.

partnership WITH BOEING

On December 17, 2018, Embraer and Boeing announced that they approved the terms of a strategic partnership that would position both companies to accelerate growth in global aerospace markets. The approved terms define the joint venture comprising the commercial aircraft and services operations of Embraer, in which Boeing will hold an 80 percent ownership stake and Embraer will hold the remaining 20 percent. Under the terms of the proposed partnership, Boeing will acquire an 80 percent ownership stake in the joint venture for $4.2 billion.

Once the transaction has closed, the commercial aviation joint venture will be led by Brazil-based management, including a president and chief executive officer. Boeing will have operational and management control of the new company. Embraer will retain consent rights for certain strategic decisions, such as transfer of operations from Brazil.

On January 10, 2019, the Brazilian Federal Government confirmed that it will not exercise its veto right with regard to the strategic partnership.

On February 26, 2019, the shareholders of Embraer approved the strategic partnership, which remains subject to the approval by the antitrust authorities of Brazil, the United States of America and other applicable jurisdictions, and the satisfaction of other customary closing conditions.  Until such approvals and the satisfaction of closing conditions, there can be no assurance of the consummation of the transaction or the timing thereof.

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restated 2017 results for new accounting rules

Please see below selected information from the restated quarterly results for the adoption of IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments) on January 1, 2018.

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S.dollars, except earnings per share)

	31 Mar, 2017 *	30 Jun, 2017 *	30 Sep, 2017 *	31 Dec, 2017 *
Revenue	**1,061.2**	**1,773.8**	**1,293.5**	**1,731.0**
Cost of sales and services	(869.0)	(1,456.0)	(1,054.2)	(1,384.9)
Gross profit	**192.2**	**317.9**	**239.3**	**346.1**
Operating Income (Expense)				
Administrative	(42.6)	(39.7)	(47.8)	(49.0)
Selling	(74.5)	(77.2)	(78.6)	(85.7)
Research	(8.2)	(9.3)	(14.2)	(17.5)
Other operating income (expense), net	(9.3)	(15.8)	(52.7)	(132.6)
Equity in gain or losses of associates	(0.1)	-	(0.1)	1.4
Operating profit before financial income	**57.4**	**175.9**	**46.0**	**62.7**
Financial expenses, net	(12.4)	(4.0)	2.0	(26.2)
Foreign exchange gain, net	6.9	(7.2)	4.9	2.0
Profit (loss) before taxes on income	**51.8**	**164.7**	**52.8**	**38.5**
Income tax (expense) income	8.6	(86.3)	46.2	3.7
Net Income (loss)	**60.4**	**78.4**	**99.0**	**42.2**
Attributable to:				
Owners of Embraer	58.5	68.0	97.7	39.8
Noncontrolling interest	1.9	10.4	1.3	2.4

** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)*

ADJUSTED EBIT RECONCILIATION	1Q17 *	2Q17 *	3Q17 *	4Q17 *
Operating profit before financial income (EBIT)	57.4	175.9	46.0	62.7
Provision for voluntary redundancy scheme	7.6	(1.2)	-	-
Impact of penalty provision	-	3.5	3.6	3.1
Non-recurring items related to Republic Airways	-	(11.7)	-	(11.5)
Impairment loss Defense and security business	-	-	-	8.7
Impairment loss Executive Jet business	-	-	-	54.2
Adjusted EBIT	**65.0**	**166.5**	**49.6**	**117.2**
Adjusted EBIT Margin %	6.1%	9.4%	3.8%	6.8%

** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)*

ADJUSTED NET INCOME (LOSS) RECONCILIATION	1Q17 *	2Q17 *	3Q17 *	4Q17 *
Net Income (loss) attributable to Embraer	58.5	68.0	97.7	39.8
Net change in Deferred income tax & social contribution	(14.1)	67.1	(44.4)	(21.7)
After-tax provision for voluntary redundancy scheme	5.0	(0.8)	-	-
Impact of penalty provision	-	3.5	3.6	3.1
After-tax Non-recurring items related to Republic Airways	-	(7.7)	-	(7.6)
After-tax Defense and security business impairment loss	-	-	-	8.7
After-tax Executive Jet business impairment loss	-	-	-	54.2
Adjusted Net Income	**49.4**	**130.1**	**56.9**	**76.5**
Adjusted Net Margin	4.7%	7.3%	4.4%	4.4%

** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)*

11

Reconciliation OF IFRS and “non gaap” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure.  Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

12

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables above.

Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

13

Some Financial Ratios based on “non GAAP” information

 (i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

14

FINANCial statements

15

EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(2) Twelve months ended	
	31 Dec, 2017 *	31 Dec, 2018	31 Dec, 2017 *	31 Dec, 2018
Operating activities				
Net income (loss)	42.2	(16.9)	280.0	(171.2)
Items not affecting cash and cash equivalents				
Depreciation of property plant and equipment	45.5	36.0	196.5	159.2
Realization of government grants	(1.1)	(1.2)	(3.3)	(3.6)
Amortization of intangible assets	52.2	37.4	146.2	112.7
Realization contribution from suppliers	(10.0)	(7.8)	(27.3)	(22.0)
Loss (reversal) for inventory obsolescence	0.8	(0.7)	11.7	18.3
Adjustment to market value, inventory, property plant and equipment and intangible	84.7	73.0	110.2	99.5
Allowance for doubtful accounts	4.8	0.8	8.0	(7.8)
Losses on fixed assets disposal	5.5	7.6	18.6	19.8
Deferred income tax and social contribution	(21.7)	(49.8)	(13.1)	(21.3)
Accrued interest	(45.1)	(7.9)	(29.0)	(6.4)
Interest on marketable securities, net	(15.7)	(8.7)	(23.6)	(33.6)
Equity in associates gains and losses	(1.5)	0.2	(1.2)	0.5
Share-based remuneration	0.1	-	0.5	0.1
Foreign exchange gain (loss), net	10.8	(2.5)	5.9	20.7
Mark to market of the residual value guarantees	0.5	5.2	(13.3)	16.5
Provision for voluntary redundancy scheme	-	-	6.4	-
Other	6.6	(1.1)	(4.1)	(7.0)
Changes in assets				
Financial investments	132.0	(248.9)	(244.6)	790.8
Derivative financial instruments	15.7	(12.4)	(1.7)	23.9
Collateralized accounts receivable and accounts receivable	44.8	134.8	4.6	(16.0)
Contract assets	(76.9)	104.1	(76.9)	104.1
Customer and commercial financing	0.6	3.0	21.0	4.6
Inventories	344.2	311.0	404.9	(281.9)
Other assets	65.1	45.8	249.4	43.5
Changes in liabilities				
Trade accounts payable	40.9	(68.9)	(127.3)	70.1
Non-recourse and recourse debt	(17.4)	(12.0)	(9.9)	(22.6)
Other payables	(28.4)	6.2	(36.6)	(16.3)
Contribution from suppliers	-	-	86.0	125.5
Advances from customers	(3.0)	(140.1)	-	-
Contract liabilities	(99.9)	101.2	(99.9)	101.2
Taxes and payroll charges payable	(21.9)	36.4	21.1	30.7
Financial guarantees	(2.9)	(3.7)	(40.6)	(21.3)
Other provisions	12.8	(5.1)	(53.9)	9.8
Unearned income	153.1	4.9	(11.8)	(12.9)
Net cash generated (used) by operating activities	**717.4**	**319.9**	**752.9**	**1,107.6**
Investing activities				
Acquisition of property, plant and equipment	(76.5)	(56.7)	(237.7)	(154.3)
Proceeds from sale of property, plant and equipment	0.2	0.1	19.1	0.3
Additions to intangible assets	(125.1)	(90.2)	(470.5)	(290.3)
Additions investments in subsidiaries and affiliates	(0.1)	(0.2)	(0.6)	(2.4)
Financial instruments held to maturity	60.0	(174.4)	(404.0)	(76.5)
Dividends Received	-	-	0.1	0.1
Restricted cash reserved for construction of assets	(0.6)	-	1.0	-
Net cash used in investing activities	**(142.1)**	**(321.4)**	**(1,092.6)**	**(523.1)**
Financing activities				
Proceeds from borrowings	54.1	7.1	972.9	124.0
Repayment of borrowings	(115.6)	(389.6)	(540.2)	(596.3)
Dividends and interest on own capital	(10.7)	-	(54.1)	(40.6)
Proceeds from stock options exercised	0.8	4.4	6.0	9.5
Acquisition of own shares	-	-	(15.0)	-
Net cash generated (used) by financing activities	**(71.4)**	**(378.1)**	**369.6**	**(503.4)**
Increase (Decrease) in cash and cash equivalents	**503.9**	**(379.6)**	**29.9**	**81.1**
Effects of exchange rate changes on cash and cash equivalents	**(5.6)**	**11.7**	**(0.6)**	**(71.0)**
Cash and cash equivalents at the beginning of the period	**772.5**	**1,648.8**	**1,241.5**	**1,270.8**
Cash and cash equivalents at the end of the period	**1,270.8**	**1,280.9**	**1,270.8**	**1,280.9**

(1) Derived from unaudited financial statements.

(2) Derived from audited financial statements

** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)*

16

17

EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(2) As of December 31, 2017*	(2) As of December 31, 2018
Current liabilities		
Trade accounts payable	824.7	892.1
Loans and financing	388.9	179.3
Non-recourse and recourse debt	17.6	324.0
Other payables	292.2	288.4
Contract liabilities	1,001.1	1,045.4
Derivative financial instruments	8.8	8.1
Taxes and payroll charges payable	70.7	68.4
Income tax and social contribution	16.1	48.0
Financial guarantee and residual value	22.2	51.0
Unearned income	-	2.0
Provisions	124.0	116.9
Dividends payable	36.8	5.0
	2,803.1	**3,028.6**
Non-current liabilities		
Loans and financing	3,809.6	3,468.4
Non-recourse and recourse debt	346.5	17.4
Other payables	21.5	28.6
Contract liabilities	125.5	198.2
Derivative financial instruments	0.1	-
Taxes and payroll charges payable	70.2	58.2
Deferred income tax and social contribution	258.0	254.0
Financial guarantee and residual value	134.6	101.1
Provisions	136.1	125.5
Unearned income	91.7	73.2
	4,993.8	**4,324.6**
TOTAL LIABILITIES	**7,796.9**	**7,353.2**
Shareholders' equity		
Capital	1,438.0	1,551.6
Treasury shares	(51.8)	(31.4)
Revenue reserves	2,743.2	2,433.7
Share-based remuneration	37.3	37.4
Retained earnings (losses)	(107.6)	(145.6)
Accumulated Other Comprehensive	5.0	-
	4,064.1	**3,845.7**
Non-controlling interest	113.4	94.4
Total company's shareholders' equity	**4,177.5**	**3,940.1**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,974.4**	**11,293.3**

(2)Derived from audited financial information.

** Restated 2017 results for new accounting rules (IFRS 15 and IFRS 9)*

18

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Nádia Santos, Paulo Ferreira and Viviane Pinheiro.

(+55 12) 3927 1000

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q18 Results on Thursday, March 14, 2018 at 10:30 AM (SP) / 9:30 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / International: (Toll-free) +1 (866) 262-4553 / (Dial-in) +1 (412) 317-6029

Telephones Brazil: +55 (11) 3193-1001 / +55 (11) 2820-4001

ABOUT EMBRAER

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit www.embraer.com.br

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer